INPUT/OUTPUT, INC.

12300 Parc Crest Drive
Stafford, Texas 77477
(281) 933-3339

May 9, 2005

Re:	Input/Output, Inc.
Registration Statement on Form S-3
Registration No. 333-123632

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-123632) be accelerated so that such Registration Statement will become effective at 4:30 p.m., EDT, on May 9, 2005, or as soon thereafter as practicable.

     The undersigned acknowledges that:

     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) the undersigned may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, INPUT/OUTPUT, INC.
By:	/s/ DAVID L. ROLAND
David L. Roland
Vice President, General Counsel and Corporate Secretary